                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939


                         CONTINENTAL GLOBAL GROUP, INC.
                               (Name of Applicant)

                              438 Industrial Drive
                             Winfield, Alabama 35594
                    (Address of Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


         TITLE OF CLASS                                                         AMOUNT
9% Series A Senior Secured Notes due 2008                                       $65,000,000
13% Series B Senior Secured Notes due 2008                                      $10,000,000

          Approximate Date of Proposed Public Offering: August 4, 2004

                                  ------------

                                   Robert Hale
                             Chief Executive Officer
                              438 Industrial Drive
                             Winfield, Alabama 35594
                                 (205) 487-6492
            (Name, address, including zip code, and telephone number,
                    including area code, of agent of service)

                                   -----------

                                 With a Copy to:

                                 David A. Zagore
                        Squire, Sanders & Dempsey L.L.P.
                        4900 Key Tower, 127 Public Square
                           Cleveland, Ohio 44114-1304
                                 (216) 479-8610

 The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Company.

                                     GENERAL


     1. General Information

     (a) Form of Organization: Corporation

     (b) State or Other Sovereign Power Under the Laws of Which Organized:
Delaware

     2. Securities Act Exemption Applicable.

     Continental Global Group, Inc. (the "Company") is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) thereof and Rule 150 promulgated thereunder, in connection with the Company's exchange offer as described herein (the "Exchange Offer"). The Exchange Offer is being made by the Company pursuant to the Offer to Exchange and Consent Solicitation Statement dated August 4, 2004 (the "Offer Statement"), and the related Letter of Transmittal and Consent, and Notice of Guaranteed Delivery of even date therewith, and consists of an offer to exchange (i) cash, (ii) 9% Series A Senior Secured Notes due 2008 (the "New Series A Senior Notes"), and (iii) 13% Series B Senior Secured Notes due 2008 (the "New Series B Senior Notes") (collectively, the New Series A Senior Notes and the New Series B Senior Notes are referred to herein as the "New Notes") for all of its outstanding 11% Senior Notes due 2007 (the "Old Notes"), which are currently outstanding in an aggregate principal amount of $120,000,000. The Company is also soliciting consents ("Consents") from holders of the Old Notes to amendments to certain covenants in the Indenture relating to the Old Notes (the "Existing Indenture"), dated as of April 1, 1997, among the Company, each Subsidiary Guarantor (as defined therein) and Wells Fargo Bank, National Association (successor by consolidation to Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association), as trustee (the "Trustee"). The aggregate consideration being offered by the Company is (i) $17,500,000 in cash (the "Cash Payment"), (ii) $65,000,000 in aggregate principal amount of New Series A Senior Notes, and (iii) $10,000,000 in aggregate principal amount of New Series B Senior Notes (collectively, the "Offer Consideration"). Assuming that 100% of the Old Notes are duly tendered and accepted for exchange, the Cash Payment is payable to tendering holders of Old Notes pursuant to the terms set forth in the Offer Statement as follows: (i) $15,500,000 will be paid on the Payment Date (as defined in the Offer Statement), and (ii) $2,000,000 will be paid on the Deferred Payment Date (as defined in the Offer Statement).

     There have not been any sales of securities of the same class as the New Notes or the Old Notes by the Company, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer transaction.

     The Company has retained Morrow & Co., Inc. as the "Information Agent" and Wells Fargo Bank, National Association as the "Exchange Agent" in connection with the Exchange Offer. The Information Agent and Exchange Agent will provide to holders of Old Notes only information otherwise contained in the applicable Offer Statement and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Notes for New Notes and cash. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer and will not make recommendations as to the acceptance or rejection of the Exchange Offer. Both the Information Agent and Exchange Agent will be paid reasonable fees directly by the Company for their services.


                                  AFFILIATIONS

     3. Affiliates. Furnish a list or diagram of all affiliates of the Company and indicate the respective percentages of voting securities or other bases of control.

     The following is a list of direct and indirect subsidiaries of the Company. All direct and indirect subsidiaries are 100% owned unless otherwise indicated. Ownership indicated herein refers to the ownership of the direct parent corporation.

                           SUBSIDIARIES OF THE COMPANY

                                         Jurisdiction of Incorporation
Subsidiaries (1)                         or Organization                      Parent Company
---------------                          ------------------------------       --------------

Continental Conveyor & Equipment         Delaware                             Continental Global Group, Inc.
Company

Continental Conveyor & Equipment Pty.    Australia                            Continental Conveyor & Equipment
Ltd.                                                                          Company

BCE Holdings Pty. Ltd.                   Australia                            Continental Conveyor & Equipment Ltd.

Continental ACE Pty. Ltd.                Australia                            BCE Holdings Pty. Ltd.

Continental ACE Services Pty. Ltd.       Australia                            BCE Holdings Pty. Ltd.

Continental ACE Conveyor Components      Australia                            BCE Holdings Pty. Ltd.
Pty. Ltd.

A. Crane Pty. Ltd.                       Australia                            BCE Holdings Pty. Ltd.

Continental Control Systems Pty. Ltd.    Australia                            BCE Holdings Pty. Ltd. - 60%
                                                                              Continental Conveyor & Equipment Ltd. - 40%

Continental Conveyor International Inc.  Delaware                             Continental Conveyor & Equipment
                                                                              Company



Continental FSW Ltd.                     United Kingdom                       Continental Conveyor International Inc.

Continental Conveyor Ltd.                United Kingdom                       Continental FSW Ltd.

Continental MECO (Proprietary) Ltd.      South Africa                         Continental Conveyor International Inc.

MECO McCallum Pty. Ltd.                  Australia                            Continental Conveyor & Equipment Ltd.

Goodman Conveyor Company                 Delaware                             Continental Global Group, Inc.



(1) Each of the subsidiaries listed is 100% owned by its parent company, except for Continental Control Systems Pty. Ltd.


                             MANAGEMENT AND CONTROL

     4. Directors and Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     The names of the directors and executive officers of the Company are set forth below. The mailing address of each of the directors and executive officers is 438 Industrial Drive, Winfield, Alabama 35594. The title of each of the executive officers set forth below refers to such executive officer's position with the Company, unless other specified below.

NAME                                 TITLE
----                                 -----

Robert W. Hale                       President and Chief Executive Officer
James L. Smothers                    Vice President
Jimmy L. Dickinson                   Vice President and Chief Financial Officer
Edward F. Crawford                   Director
Donald F. Hastings                   Director
C. Wesley McDonald                   Director
Robert J. Tomsich                    Director
James W. Wert                        Director

     5. Principal Owners of Voting Securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant as of July 31, 2004.

     N.E.S. Investment Co. is the sole stockholder of the Company owning 100% of the outstanding common stock (voting securities) of the Company. The mailing address for N.E.S. Investment Co. is 6140 Parkland Boulevard, Mayfield Heights, Ohio 44124.


                                  UNDERWRITERS

     6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor, which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) No person has acted as an underwriter of any of the securities of the Company outstanding on the date of this application over the past three years.

     (b) There are no principal underwriters of the New Notes proposed to be offered in the Exchange Offer.


                               CAPITAL SECURITIES

     7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.


(i) Debt Securities (as of July 31, 2004):

            Title of Class                         Amount Authorized                     Amount Outstanding
            --------------                         -----------------                     ------------------

11% Senior Notes due 2007                            $120,000,000                           $120,000,000

(ii) Equity Securities (as of July 31, 2004):

            Title of Class                         Shares Authorized                     Shares Outstanding
            --------------                         -----------------                     ------------------
Common Stock, $0.01 par value                          5,000,000                                 100

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

Common Stock

     Holders of shares of Common Stock are entitled to one vote for each share for the election of directors and on all other matters. N.E.S. Investment Co. is the sole stockholder of the Company.


                              INDENTURE SECURITIES

     8. Analysis of Indenture Provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

     The Company will issue the New Notes pursuant to an Indenture (the "Indenture"), to be effective as of the date of the closing of the Exchange Offer, by and among the Company, each Subsidiary Guarantor (as defined therein) and Wells Fargo Bank, National Association, as Trustee (the "Trustee"). Other capitalized but otherwise undefined terms shall have the meanings ascribed thereto in the Indenture or the Offer Statement.

     (A) EVENTS OF DEFAULT

     An Event of Default with respect to the New Notes is defined in the Indenture as:

     (i)   default for 30 days in the payment when due of interest on the New
           Notes;

     (ii) default in payment when due of principal of or premium, if any, on the New Notes;

     (iii) failure by the Company or any Subsidiary to comply with the provisions described under Sections 3.09, 4.07, 4.09, 4.10 or 4.14 or
           Article 5 of the Indenture;

     (iv) failure by the Company or any Subsidiary for 60 days after notice to comply with its other agreements in the Indenture or the New Notes;

     (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date hereof, which default (A) (i) is caused by a failure to pay when due at final stated maturity (giving effect to any grace period related thereto) any principal of or premium, if any, or interest on such Indebtedness (a "Payment Default") or (ii) results in the acceleration of such Indebtedness prior to its express maturity and (B) in each case, the principal amount of any such Indebtedness as to which a Payment Default shall have occurred, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

     (vi) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed within 60 days after their entry;

     (vii) the Company, any of its Significant Subsidiaries or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

          (i)   commences a voluntary case,

          (ii) consents to the entry of an order for relief against it in an involuntary case in which it is the debtor,

          (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property,

          (iv)  makes a general assignment for the benefit of its creditors, or

          (v) admits in writing its inability generally to pay its debts as the same become due;

     (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

          (i) is for relief against the Company, any of its Significant Subsidiaries or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, in an involuntary case in which it is the debtor,

          (ii) appoints a Custodian of the Company, any of its Significant Subsidiaries or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, or for all or substantially all of the property of the Company, any of its Significant Subsidiaries or any group of Subsidiaries that taken, taken together, would constitute a Significant Subsidiary, or

          (iii) orders the liquidation of the Company or any of its Subsidiaries,

                and the order or decree contemplated in clauses (i), (ii) or
                (iii), remains unstayed and in effect for 60 consecutive days;

     (ix) the termination of the Subsidiary Guarantee of any Subsidiary Guarantor for any reason not permitted by the Indenture, or the denial of any Person acting on behalf of any such Subsidiary Guarantor of its Obligations under any such Subsidiary Guarantee; or

     (x) the Company shall amend, agree to amend, or agree to any waiver of, the terms of any subordinated Indebtedness, including subordinated Indebtedness to N.E.S. Investment Co., so as to adversely affect the rights of the Holders of the New Notes.

     To the extent that the last day of the period referred to in clauses (i),
(iii), (iv) or (vi) of the immediately preceding paragraph is not a Business Day, then the first Business Day following such day shall be deemed to be the last day of the period referred to in such clauses. Any "day" will be deemed to end as of 11:59 p.m., New York City time.

     (B) AUTHENTICATION AND DELIVERY

     The New Notes shall be executed on behalf of the Company by its President or one of its Vice Presidents, and attested by the Secretary or one of the Assistant Secretaries. Upon proper delivery of the New Notes to the Trustee for authentication, the Trustee shall authenticate and deliver such securities. There will be no cash proceeds to the Company resulting from issuance of the New Notes. Therefore, the Indenture does not contain provisions regarding the application of the proceeds from issuance of the New Notes.

     (C) RELEASE OF PROPERTY SUBJECT TO LIEN

     The Company's obligations under the New Notes issued under the Indenture are secured by second priority liens or security interests on the following assets and real personal property of the Company and the Subsidiary Guarantors (collectively, the "Collateral"), whether now existing or hereafter arising, in which the Company and the Subsidiary Guarantors now have or may hereafter acquire any interest (including but not limited to any leasehold interest), wherever the same may be located and, except as otherwise provided below, as to which security interests may be perfected by the filing of financing statements:

     (a)  all accounts, inventory, goods, equipment, and fixtures;

     (b) all bank or other deposit accounts, securities accounts or commodities accounts owned by or maintained by or on behalf of the Company and the Subsidiary Guarantors in which Bank One, N.A. has a perfected security interest, and all present and future funds on deposit therein;

     (c) all instruments, documents, chattel paper and investment property owned by or maintained by or on behalf of the Company and the Subsidiary Guarantors to the extent that a security interest in the same may be perfected by filing or as to which Bank One, N.A. has a perfected security interest by possession or other means;

     (d) all substitutes and replacements for, accessions, attachments, and other additions to, and tools, parts, and equipment used in connection with any of the above;

     (e) all returned or repossessed inventory, goods, equipment and/or fixtures arising from or relating to any accounts;

     (f) all real property owned in fee and all improvements thereon, the security interest in which shall be secured by duly recorded mortgages;

     (g) to the extent not listed above as original collateral, all products, proceeds and insurance proceeds of any and all of the foregoing;

     (h)  all commercial tort claims as described in the Collateral Documents;
          and

     (i) all recorded data of any type, including ledger sheets, customer lists, credit files, files, records, documents, and instruments (including, but not limited to, computer programs, printouts, tapes and related electronic media and data processing software) evidencing an interest in or relating to the above, and any general intangibles at any time evidencing or relating to any of the foregoing, in each case to the extent that a security interest in such property may be perfected by filing.

The collateral release provisions in the Indenture permit the release of Collateral in the ordinary course of the business of the Company without substitution of collateral of equal value under certain circumstances.

     Within 15 days after the receipt of any net proceeds from an asset sale, the Company must apply such net proceeds to repay indebtedness under its Credit Facility (as defined in the Offer Statement) (if net proceeds are from a sale of assets of the Company or a subsidiary other than a foreign subsidiary), the Foreign Credit Facilities (as defined in the Offer Statement) (if net proceeds are from a sale of assets of a foreign subsidiary), the New Notes or any Permitted Refinancing Indebtedness (as defined in the Offer Statement) of the foregoing; provided, however, the Company shall not be obligated to permanently reduce availability under the Credit Facilities or the Foreign Credit Facilities (or such Permitted Refinancing Indebtedness) in the event net proceeds from an asset sale are used to pay-off obligations thereunder.

     (D) SATISFACTION AND DISCHARGE

     The Indenture shall cease to be of further effect when (1) either: (i) all the New Notes issued under the Indenture (except certain New Notes which have been destroyed, lost or stolen and certain New Notes for whose payment money has theretofore been deposited in trust, held by the Company and repaid or discharged from such trust) have been delivered to the Trustee for cancellation, or (ii) the Company has deposited in trust funds sufficient to pay off and discharge such New Notes; (2) the Company has paid or caused to be paid all other sums required to be paid under the Indenture; and (3) the Company has delivered an appropriate officer's certificate and opinion of counsel to the Trustee stating that all conditions precedent therein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

     (E) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

     The Company is required to file annually with the Trustee a written statement of officers as to the existence or non-existence of defaults under the Indenture or the New Notes.

     9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                           Continental Conveyor & Equipment Company
                           438 Industrial Drive
                           Winfield, Alabama  35594

                           Goodman Conveyor Company
                           Route 178 South
                           Belton, South Carolina  29627


                    CONTENTS OF APPLICATION FOR QUALIFICATION

     This application for qualification comprises:

     (a) Pages numbered 1 to 12, consecutively.

     (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1).

     (c) The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the trustee:

          (i) Exhibit T3A - The Company's Articles of Incorporation (incorporated by reference to Exhibits 3.1(a) and (b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002);

          (ii)  Exhibit T3B - The Company's Bylaws (incorporated by reference to
                Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002);

          (iii) Exhibit T3C.1 - Form of Indenture, to be effective as of the date of the closing of the Exchange Offer, by and among the Company, each Subsidiary Guarantor (as defined therein) and Wells Fargo Bank, National Association, as trustee;

          (iv) Exhibit T3C.2 - Form of Intercreditor Agreement, to be dated as of the date of the Indenture, by and among Wells Fargo Bank, N.A., as the trustee, Bank One, N.A., Continental Conveyor & Equipment Company and Goodman Conveyor Company;

          (v) Exhibit T3C.3 - Form of Security Agreement, to be dated as of the date of the Indenture, among the Company, Continental Conveyor & Equipment Company, Goodman Conveyor Company and Wells Fargo Bank, N.A., as the collateral agent;

          (vi)   Exhibit T3D - Not applicable;

          (vii) Exhibit T3E.1 - Form of Offer to Exchange and Consent Solicitation Statement, dated as of August 4, 2004;

          (viii) Exhibit T3E.2 - Form of Letter of Transmittal, dated as of August 4, 2004;

          (ix) Exhibit T3E.3 - Form of Notice of Guaranteed Delivery, dated as of August 4, 2004;

          (x)    Exhibit T3E.4 - Form of Client Letter, dated August 4, 2004;

          (xi)   Exhibit T3E.5 - Form of Broker Letter, dated August 4, 2004;
                 and

          (xii)  Exhibit T3F - Cross-Reference Sheet.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, Continental Global Group, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Winfield, and State of Alabama, on the 4th day of August, 2004.


         (SEAL)                    CONTINENTAL GLOBAL GROUP, INC.



                                   By:/s/  R.W. Hale
                                         --------------------------------------
                                   Name:   R.W. Hale
                                        ---------------------------------------
                                   Title:  President
                                        ---------------------------------------



Attest: /s/ Jan Youngblood         By:/s/  J.L. Dickinson
       -------------------              ---------------------------------------
                                   Name:   J.L. Dickinson
                                        ---------------------------------------
                                   Title:  Vice President, CFO
                                        ---------------------------------------

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                          -----------------------------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE
                          -----------------------------

    CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
                               SECTION 305(b) (2)

                     WELLS FARGO BANK, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

A NATIONAL BANKING ASSOCIATION                            94-1347393
(Jurisdiction of incorporation or                         (I.R.S. Employer
organization if not a U.S. national                       Identification No.)
bank)

101 NORTH PHILLIPS AVENUE
SIOUX FALLS, SOUTH DAKOTA                                 57104
(Address of principal executive offices)                  (Zip code)

                              WELLS FARGO & COMPANY
                          LAW DEPARTMENT, TRUST SECTION
                                  MAC N9305-175

                  SIXTH STREET AND MARQUETTE AVENUE, 17TH FLOOR
                          MINNEAPOLIS, MINNESOTA 55479
                                 (612) 667-4608

            (Name, address and telephone number of agent for service)
                          -----------------------------

                        CONTINENTAL GLOBAL GROUP, INC.(1)
               (Exact name of obligor as specified in its charter)

DELAWARE                                                  31-1506889
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification No.)

438 INDUSTRIAL DRIVE
WINFIELD, ALABAMA                                         35594
(Address of principal executive offices)                  (Zip code)

                          -----------------------------
                    9% SERIES A SENIOR SECURED NOTES DUE 2008
                   13% SERIES B SENIOR SECURED NOTES DUE 2008

                       (Title of the indenture securities)

===============================================================================
(1) See Table 1 - List of additional obligors

                                     Table 1


              Guarantor                               State of Incorporation  Federal EIN    Address
------------- --------------------------------------- ----------------------- -------------- -----------------------------------
1.            CONTINENTAL CONVEYOR & EQUIPMENT        Delaware                34-1603197     438 Industrial Drive
              COMPANY                                                                        Winfield, Alabama  35594

------------- --------------------------------------- ----------------------- -------------- -----------------------------------
2.                                                    Delaware                95-4677874     438 Industrial Drive
              GOODMAN CONVEYOR COMPANY                                                       Winfield, Alabama  35594
------------- --------------------------------------- ----------------------- -------------- -----------------------------------

Item 1. General Information. Furnish the following information as to the trustee:

                  (a) Name and address of each examining or supervising authority to which it is subject.

                           Comptroller of the Currency
                           Treasury Department
                           Washington, D.C.

                           Federal Deposit Insurance Corporation
                           Washington, D.C.

                           Federal Reserve Bank of San Francisco
                           San Francisco, California 94120

                  (b) Whether it is authorized to exercise corporate trust powers.

                           The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

                  None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15.  Foreign Trustee. Not applicable.

Item 16. List of Exhibits. List below all exhibits filed as a part of this Statement of Eligibility.

         Exhibit 1. A copy of the Articles of Association of the trustee now in effect.*

         Exhibit 2. A copy of the Comptroller of the Currency
                    Certificate of Corporate Existence and Fiduciary Powers for Wells Fargo Bank, National Association, dated February 4, 2004.**

         Exhibit 3. See Exhibit 2

         Exhibit 4. Copy of By-laws of the trustee as now in effect.***

         Exhibit 5. Not applicable.

         Exhibit 6. The consent of the trustee required by Section 321(b) of the Act.

         Exhibit 7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.****

         Exhibit 8. Not applicable.

         Exhibit 9. Not applicable.

     * Incorporated by reference to the exhibit of the same number to the trustee's Form T-1 filed as exhibit 25 to the Form T-3 dated March 3, 2004 of Trans-Lux Corporation file number 022-28721.

     ** Incorporated by reference to the exhibit of the same number to the trustee's Form T-1 filed as exhibit 25 to the Form T-3 dated March 3, 2004 of Trans-Lux Corporation file number 022-28721.

     *** Incorporated by reference to the exhibit of the same number to the trustee's Form T-1 filed as exhibit 25 to the Form T-3 dated March 3, 2004 of Trans-Lux Corporation file number 022-28721.

     **** Incorporated by reference to the exhibit of the same number to the trustee's Form T-1 filed as exhibit 25 to the form S-4 dated May 25, 2004 of Amkor Technology, Inc. file number 333-115821.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 8th day of July 2004.

                                         WELLS FARGO BANK, NATIONAL ASSOCIATION

                                         /s/ Timothy P. Mowdy
                                         --------------------------------------
                                         Timothy P. Mowdy
                                         Assistant Vice President

                                    EXHIBIT 6




July 8, 2004



Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

                                         Very truly yours,

                                         WELLS FARGO BANK, NATIONAL ASSOCIATION

                                         /s/ Timothy P. Mowdy
                                         --------------------------------------
                                         Timothy P. Mowdy
                                         Assistant Vice President